UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

POLYAIR INTER PACK INC.
(Registrant's name)

330 Humberline Drive,
Toronto, Ont.
Canada M9W 1R5
(416) 679-6600
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Company Press Release

FORWARD-LOOKING STATEMENTS

Note on Forward Looking Statements:

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the company’s reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. Genterra is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    POLYAIR INTER PACK INC.

Date: January 22, 2007
      By: /s/ MICHAEL FREEL
      Name: Michael Freel
      Title: Director of Finance

Exhibit 1

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News Release For Immediate Release: January 19, 2007

Polyair Inter Pack Inc. announces approval of Canadian pool subsidiary’s proposal to its creditors.

TORONTO, January 19, 2007 - Polyair Inter Pack Inc. (“PPK” or the "Company") (TSX/AMEX: PPK) announced today the Plan of Arrangement of its Canadian pool subsidiary, Cantar Pool Products Limited, was approved at a meeting of creditors last week and by the Ontario Superior Court of Justice. This subsidiary, which ceased operations in October 2006, had sought protection under the Companies’ Creditors Arrangement Act in order to complete the sale of its remaining operating assets and to put forward to its creditors a Plan of Arrangement which would provide for a settlement of their claims. The approved Plan of Arrangement is expected to be implemented shortly.

The Plan of Arrangement does not affect Polyair’s packaging business which continues to operate as a standalone business through separate subsidiaries in the normal course.

Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging division manufactures and distributes a wide range of protective packaging products. These products are sold to distributors and retailers across North America. The company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the company’s reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc
Phone: (416) 679-6591
Email: sreay@polyair.com